700 12th Street, NW Washington, DC 20005

September 13, 2021

Taylor Beech and Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Gin & Luck Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed August 26, 2021
File No. 024-11463

Dear Ms. Beech and Ms. Bagley,

We acknowledge receipt of the comment in your letter dated September 9, 2021 regarding the Offering Statement of Gin & Luck Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 3 to Offering Statement on Form 1-A

General

1. Please amend your offering circular and Part I of your filing to include in your aggregate offering price the value of the common stock into which the Series B preferred stock may convert. Please disclose how you calculate this value in your offering circular. As a related matter, please revise your filing to provide a fixed price at which your Series B convertible preferred stock may be converted into common stock. In this regard, "at the market" offerings are not permitted under Regulation A. See Rule 251(a)(1) and Rule 251(d)(3)(ii) of Regulation A.

The Company notes that the Series B Preferred Stock will be able convert into Class A Common Stock on a 1-to-1 basis, subject to standard adjustments (e.g., splits, dividends, etc.) with no additional consideration, see Article V, Section B.3.1.1 “Conversion Ratio” in the Form of Amended and Restated Certificate of Incorporation filed as Exhibit 6.1.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Gin & Luck Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP